

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

Xiaohua Lu
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re: Nova Lifestyle, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 6, 2025**
> **File No. 333-287559**

Dear Xiaohua Lu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 6, 2025
Exhibits

1.  We note your response to prior comment 1. Exhibits 23.1 and 23.2 both contain the consent "to the incorporation by reference" of the audit reports; however, each audit report is physically located in the Form S-1, not incorporated by reference. Please file revised consents.

Please contact Kristin Baldwin at 202-551-7172 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:      Alice Ma